THE MEXICO EQUITY AND INCOME FUND, INC.
                             World Financial Center
                               200 Liberty Street
                            New York, New York 10281

DEAR SHAREHOLDER:

      At a meeting held on March 5, 1999, the Board of Directors of The Mexico Equity and Income Fund, Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 10% of each Shareholder's shares of common stock of the Fund. The offer is for cash at a price equal to 90% of the Fund's net asset value per share ("NAV") as of 5:00 p.m., New York City time, on May 14, 1999, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

      The Offer is intended to provide tendering Shareholders with a benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, May 14, 1999, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is also 5:00 p.m., New York City time, May 14, 1999, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the same date and time as the Termination Date, as extended. Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted on or before May 24, 1999 (the "Payment Date").

      If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer and Letter of Transmittal or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares.

      As of Thursday, April 1, 1999, the Fund's NAV was $8.43 per share and 11,825,273 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting D.F. King & Co., Inc., the Fund's Information Agent toll free at (800) 848-2998 or collect at (212) 269-5550.

      Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to D.F. King & Co., Inc., the Fund's Information Agent at (800) 848-2998.

                                          Sincerely,

                                          /s/ Alan H. Rappaport

                                          ALAN H. RAPPAPORT
                                          Chairman

April 12, 1999